

April 1, 2015

<u>Via E-Mail</u>
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

>   **Re: Imation Corp.**
>   **Preliminary Proxy Statement on Schedule 14A filed by Clinton**
>   **Relational Opportunity Master Fund, L.P., Clinton Relational**
>   **Opportunity, LLC, Ltd., GEH Capital, Inc., Clinton Group, Inc.**
>   **George E. Hall, Kevin J., Joseph A. DePerio, Robert B. Fernander,**
>   **and Barry L. Kasoff**
>   **Filed March 26, 2015**
>   **File No. 001-14310**
>
>   **Soliciting Materials filed pursuant to Rule 14a-12 on March 26, 2015**
>   **Filed by Clinton Relational Opportunity Master Fund, L.P., et. al.**
>   **File No. 001-14310**

Dear Mr. Rosewater:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

<u>Cover Page</u>

1.   We note your statement that the addition of your nominees would "ensure that the interests of the stockholders are appropriately represented in the boardroom." It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Please note

that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Reasons for the Solicitation, page 7

2.   Please revise your disclosure to disclose the support for each of your beliefs included in the first paragraph and the first sentence of the second paragraph of this section.

3.   We note your apparent attribution of the increase in the company's stock price solely to your disclosure of plans for the company. Please revise to clarify, if true, that other events may have contributed to this change, such as the company's release of its financial results for 2014.

4.   Refer to the second paragraph on page 8. Revise your disclosure to explain the correlation between a statement made by the company in May 2007 with actions the company took in February 2009.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:
   - your statement that "[t]he strategy articulated in the press release on [February 1, 2011] is currently the strategy espoused by the Board and the executive team. The current plan also includes capital allocation through R&D and acquisitions in four core product technology areas: secure storage, scalable storage, wireless/connectivity and magnetic tape." (page 9)
   - the statements in the third, fifth, sixth, seventh, eighth and eleventh bullet points in the last paragraph of page 11.
   - your statement that the company provides "exorbitant perquisites" (page 21).
   - your statement both the board and executives "have been compensated at a level that would be appropriate only if they had delivered years of success to stockholders" (page 23).

6.   Refer to the first full paragraph on page 10. Your disclosure refers to financial results specific to Nexsan. We understand that the company does not report financial results specifically for Nexsan. Thus, revise your disclosure to address the foregoing or explain why your disclosure is accurate in light of the foregoing.

Apply this comment to similar statements referring to Nexsan financial results throughout your proxy statement and in your March 26, 2015 soliciting materials.

7. Refer to your disclosure addressing the research and development expenses in the seventh bullet point on page 13. It appears from a review of the company's financial statements that the changes in this expense are different from the ones you disclose. Please advise or revise.

8. Refer to the section entitled "Compensation Practices" on page 16. If the total compensation amounts you disclose include cash, stock and unvested securities, please clarify this and provide the value of each so security holders are able to evaluate the disclosure.

9. We note that the company's disclosure states that Mr. Lucas' bonus compensation for 2013 was $1.4 million, while you disclose that it was $1.8 million. Please advise or revise.

10. Refer to footnote 23 on page 16. Revise your disclosure to clarify, if true, that the compensation paid to Dr. Barrell is for the period between his appointment to the board and the next annual meeting, not just the 17 days left in calendar year 2014.

11. Refer to the first paragraph on page 17. We note that the company has disclosed different amounts due to its executive team in the event of a change of control. Please advise or revise throughout the proxy statement.

12. Please revise the disclosure on page 18 to name the companies in which Mr. Kasoff served as a Chief Restructuring Officer which were "going through troubled business environments."

13. We note your disclosure on page 19 relating to the average compensation for directors serving a full year in 2014. It appears that the company disclosure in this respect does not support your amount of $350,922: please advise or revise throughout your proxy statement.

14. We note your quote at the end of page 23. Clarify whether the "thinking used to create" problems originated with the same group of individuals that are currently on the company board. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Background of the Proxy Solicitation, page 24

15.   Please disclose whether any communications took place between you and the company between January 2012 and November 2014.

Proposal No. 1. Election of Directors, page 26

16.   Please describe the business activities of Mr. Fernander since September 2014.

17.   We note your disclosure on page 28 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2. By-Law Repeal Proposal, page 29

18.   We note that approval of your proposal would repeal bylaws adopted after November 8, 2013 that are "inconsistent or disadvantageous to the election" of your nominees. Revise your disclosure to specify what such bylaws would be and provide more context to give security holders an understanding of what they are being asked to approve. We note that one example, as you include, is not sufficient in this respect.

19.   Please disclose how this proposal may be voted on given that the company has not included it in its notice of the meeting, proxy statement or proxy card.

Solicitation of Proxies, page 34

20.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also, please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

Information Concerning Imation, page 34

21.   Refer to the last sentence in this section. To the extent your disclosure attempts to disclaim responsibility for disclosure in your own proxy statement, please revise: you may not disclaim your own disclosure.

Soliciting Materials

22.   With a view toward future revised disclosure, explain supplementally why a sale of the company "today foregoes any value from the employment" of the company's net operating losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions